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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 ᵤ 200ᵤ

Washington, DC

SEC FILE NUMBER
8- 53550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Advisory Group of America, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 South Flower Street, Suite 2350

                                  (No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Masaru Tsuchiya__   (213)614-9400 ex.203
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Takeda CPA

                                (Name – *if individual, state last, first, middle name*)

340 E. 2nd street #402	Los Angeles	CA	90012-4249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

        **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Masaru Tsuchiya__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pacific Advisory Group of America, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____ Signature

__Managing Director__ Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Pacific Advisory Group of America, L.L.C.

Financial Statements

December 31, 2008

and

Auditor's Report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

Independent Auditor's Report

Mr. M. Tsuchiya
Pacific Advisory Group of America, L.L.C.

I have audited the accompanying balance sheet of Pacific Advisory Group of America, L.L.C. (a single member, limited liability company) as of December 31, 2008, and the related statements of income, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Advisory Group of America, L.L.C. as of December 31, 2008, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement of Member's Capital are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2009

Pacific Advisory Group of America, L.L.C.

Balance Sheet

December 31, 2008

Assets

Current assets:
Cash $ 204,643

Other assets:
Deposit   1,792

Total assets $ 206,435

Liabilities

Current liabilities:
Other payable	$ 20,000
Amount due - M. Tsuchiya	57,104
	77,104

Member's Equity

Capital, one class of stock	313,742
Accumulated deficit at December 31, 2008	(184,411)
Net equity	129,331
Total liabilities and Member's equity	$ 206,435

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Income & Accumulated Deficit

December 31, 2008

Revenues

Fee revenue		$ 335,500

Expenses

Bad Debts	$ 10,158	
Bank charges	184	
Business travel	16,983	
Dues and subscriptions	7,048	
Employee benefit	12,211	
Entertainment	7,663	
Licenses and permits	1,623	
Office supplies	13,431	
Payroll taxes	4,253	
Postage	1,903	
Professional fees	59,188	
Rent	27,041	
Salaries	21,830	
Telephone	4,385	
Transportation	22,592	
Total expenses		210,493
Operating income		125,007
Other income and expenses:		
Reimbursements received	19,348	
Commission paid - M. Tsuchiya	(67,000)	
Net, other		(47,652)
Net income		77,355
Beginning balance accumulated deficit		(261,766)
Ending balance accumulated deficit		$(184,411)

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Cash Flows

December 31, 2008

Net cash used by operating activities:
    Cash received from customers $ 345,658
    Cash paid to vendors & employees   (180,403)
    Income taxes paid   (800)

      Net cash provided by operations   164,455

Cash provided by investing activities:
    Capital contributions   30,163

Net increase in cash   194,618

Beginning cash   10,025

Ending cash $ 204,643

Reconciliation of net income to net cash provided by operations:

Net Income $ 77,355

Changes in assets and liabilities:
    Accounts receivable   10,158
    Accounts payable   76,942

Net cash provided by operations $ 164,455

1. Organization

   Pacific Advisory Group of America, L.L.C. (the Company) was organized by
   M. Tsuchiya. The Company operates similar to a corporation, however it
   is taxed on M. Tsuchiya's individual income tax return. Thus, the income
   taxes paid, if any, during the calendar year are included as expenses.

   The Company provides financial advisory services for merger and
   acquisition transactions to clients primarily located in Japan and the
   United States. All of the revenue arises from fees from three customers.
   As a nature of the Company's business and its size, the share among the
   sources of revenue varies year by year.

2. Operations

   The Company prepares its financial statements using the accrual method of
   accounting. Revenues are recognized when clients are invoiced which is
   normally when services have been rendered and contracts have been
   completed. Expenses are recorded when incurred.

   The process of preparing financial statements in conformity with
   generally accepted accounting principles requires use of estimates and
   assumptions regarding certain types of assets, liabilities, revenues and
   expenses. Such estimates primarily relate to unsettled transactions as
   of the date of the financial statements. Accordingly, upon settlement,
   actual results may differ from estimated amounts.

   The Company rents its Los Angeles space on a monthly basis for $1,786 per
   month.

   Certain business expenses are paid by the Company credit card and have
   been recorded as accounts payable.

   The Company considers cash and cash equivalents to include time deposits
   with maturities of 90 days or less for the statement of cash flows.

3. Related Party Transactions

   The Company recorded as expense $67,000 in commission expense due to
   M. Tsuchiya.

Pacific Advisory Group of America, L.L.C.

Computation of Net Capital Under SEC Rule 15c3-1

As of December 31, 2008

Part 1

Total assets		$ 206,435
Less total liabilities		(77,104)
Net worth		$ 129,331
Capital before deductions		$ 129,331
Deductions from and/or changes to net worth:		
Total non-allowable assets	$ 1,792	
Total deductions from charges to net worth		1,792
Net capital before haircuts on securities positions		$ 127,539
Total haircuts on securities		0
Net capital		$ 127,539

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		0
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 77,104	
Total aggregate indebtedness	$ 77,104	
Ratio of aggregate indebtedness to net capital		62.92%
Net capital in excess of minimum requirement		$ 122,539
Equity as a percentage of net worth		100%

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See independent auditor's report

Pacific Advisory Group of America, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2008

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2008	$ 283,578	$(261,766)	$ 21,812
Member contribution	30,164	-	30,164
Net income - 2008	-	77,355	77,355
Balance at December 31, 2008	$ 313,742	$(184,411)	$ 129,331

Pacific Advisory Group of America, L.L.C.

Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2008

Information relating to possession or control requirements is not applicable
to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Determination of Reserve Requirements
Under Rule of 15c3-3 of Securities and Exchange Commission

December 31, 2008

A computation of reserve requirements is not applicable to the Company as the
Company qualifies for exemption under Rule 15c3-3(k)(1).

See independent auditor's report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

February 10, 2009

M. Tsuchiya, Sole Shareholder
Pacific Advisory Group of America, L.L.C.

In planning and performing my audit of the financial statements of
Pacific Advisory Group of America, L.L.C. (PAGA), for the year ended
December 31, 2008, I considered its internal control structure, including
procedures for safeguarding securities, in order to determine my auditing
procedures for the purpose of expressing my opinion on the financial
statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), I have made a study of the practices and procedures
followed by PAGA, including tests of such practices and procedures that I
considered relevant to the objectives stated in rule 17a-5(g), in making
the periodic computations of aggregate indebtedness (or aggregate debits)
and net capital under rule 17a-3(a)(11) and for determining compliance
with exemptive provisions of rule 15c3-3. Because PAGA does not carry
securities accounts for customers or perform custodial functions relating
to customer securities, I did not review the practices and procedures
followed by PAGA in any of the following:

    1. Making quarterly securities examinations, counts,
       verifications, and comparisons.

    2. Recording of differences required by rule 17a-13.

    3. Complying with the requirements for prompt payment
       for securities under Section 8 of Federal Reserve
       Regulation T of the Board of Governors of the Federal
       Reserve System.

The management of PAGA is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which PAGA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives to the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, the I consider to be material weaknesses as defined above.

